UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

This is a form of a material change report required under Section 85(1) of the Securities Act and Section 151 of the Securities Rules.

BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

NOTE:  This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:  Every report required to be filed under section 85(1) of the Securities Act (the “Act”) must be sent to the British Columbia Securities Commission (the “Commission”) in an envelope addressed to the Commission and marked “Continuous Disclosure”.

NOTE:  WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS “CONFIDENTIAL – SECTION 85”, AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED “CONFIDENTIAL”.

Item 1.

Reporting Issuer

PEACE ARCH ENTERTAINMENT GROUP INC. (the “Issuer”)

407-124 Merton Street

Toronto, Ontario

M4S 2Z2

Telephone: (416) 487-0377

Item 2.

Date of Material Change

September 1, 2004

Item 3.

Press Release

A press release was issued in Toronto, Ontario on September 1, 2004.

Item 4.

Summary of Material Change

The Company has changed its governing jurisdiction to the Province of Ontario from the Province of British Columbia.

Item 5.

Full Description of Material Change

The Company has changed its governing jurisdiction to the Province of Ontario from the Province of British Columbia.

The Company has been a British Columbia company since it was incorporated in 1986.

The Company's conversion to an Ontario corporation is effective September 1, 2004. It was authorized at the Company's Annual Meeting in February, 2004.

The Company considers that becoming an Ontario corporation recognizes that the center of its operations has shifted to Toronto from Vancouver.

The Company believes that the change of its governing jurisdiction will have no material impact on the Company, its activities, or its stakeholders.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The Senior Officer of the Issuer who is knowledgeable about the material change and the report is Mara Di Pasquale, Chief Financial Officer, (416) 487-0377 Ext. 222.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario, this 1st day of September, 2004.

PEACE ARCH ENTERTAINMENT GROUP INC.

By:

“Mara Di Pasquale”

Chief Financial Officer

(Official Capacity)

MARA DI PASQUALE

(Please print here name of individual whose signature appears above.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 1, 2004	By	“Mara Di Pasquale”
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be “filed” for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.